UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 22)*
                    Under the Securities Exchange Act of 1934

                            SCAILEX CORPORATION LTD.
                            ------------------------
                                (Name of Issuer)

            Ordinary Shares, NIS 0.12 nominal (par) value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   809090103
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 25, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Tao Tsuot Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 8,720,548 ordinary shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 8,720,548 ordinary shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       8,720,548 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.84%

14  TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 8,720,548 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 8,720,548 ordinary shares of the Issuer. Mr. Ben Dov beneficially owns 83.27% of the shares of Tao Tsuot Ltd., of which 73.56% are held of record by Mr. Ben Dov and 9.71% are held of record by Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 8,720,548 ordinary shares of the Issuer held of record by Tao Tsuot Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Harmony (Ben Dov) Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 8,837,610 ordinary shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 8,837,610 ordinary shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       8,837,610 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.15%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 8,720,548 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 8,720,548 ordinary shares of the Issuer. Mr. Ben Dov beneficially owns 83.27% of the shares of Tao Tsuot Ltd., of which 73.56% are held of record by Mr. Ben Dov and 9.71% are held of record by Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov. In addition, Harmony (Ben Dov) Ltd. directly holds 117,062 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 8,837,610 ordinary shares of the Issuer held of record by Tao Tsuot Ltd. and Harmony (Ben Dov) Ltd.

CUSIP No. 809090103


1   NAME OF REPORTING PERSON: Suny Electronics Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 4,725,935 ordinary shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 4,725,935 ordinary shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       4,725,935 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.38%

14  TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer. Suny Electronics
Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Ben Dov Holdings Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,725,935 ordinary shares of the Issuer held of record by Suny Electronics Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 4,725,935 ordinary shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 4,725,935 ordinary shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       4,725,935 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.38%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer. Suny Electronics
Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Ben Dov Holdings Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,725,935 ordinary shares of the Issuer held of record by Suny Electronics Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ilan Ben Dov
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,563,545 ordinary shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 13,563,545 ordinary shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,563,545 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.53%

14  TYPE OF REPORTING PERSON:  IN

-----------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 8,720,548 ordinary shares of the Issuer that are directly held by Tao Tsuot Ltd. Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd., beneficially owns 83.27% of the shares of Tao Tsuot Ltd. Mr. Ben Dov and Harmony (Ben Dov) Ltd. are the beneficial owners of 117,062 ordinary shares of the Issuer that are directly held by Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov. Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer that are directly held by Suny Electronics Ltd. Ben Dov Holdings Ltd., a company wholly-owned by Mr. Ben Dov, owns 68.59% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the aggregate 13,563,545 ordinary shares of the Issuer held of record by Tao Tsuot Ltd., Harmony (Ben Dov) Ltd. and Suny Electronics Ltd.

Item 1.   Security and Issuer.
          --------------------

         This Amendment No. 22 to the Statement on Schedule 13D dated July 22, 2004, as last amended on December 27, 2007, is being filed to report the purchase by Tao Tsuot Ltd. ("Tao"), of an aggregate of 548,191 ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scailex Corporation Ltd. (formerly Scitex Corporation Ltd.) (the "Issuer"), a company organized under the laws of the State of Israel. According to the most recent Annual Report on Form 20-F of the Issuer, filed with the Securities and Exchange Commission on June 19, 2007, the principal executive offices of the Issuer are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv 67023, Israel.

Item 2.   Identity and Background.
          ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

          This Statement is being filed by Tao, Harmony (Ben Dov) Ltd. ("Harmony"), Suny Electronics Ltd. ("Suny"), Ben Dov Holdings Ltd. ("Ben Dov Holdings") and Mr. Ilan Ben Dov.

          Mr. Ben Dov, a citizen of Israel, is principally employed as the chairman of the board of directors of Ben Dov Holdings, Harmony and Tao, and as the chief executive officer and the chairman of the board of directors of Suny. Mr. Ben Dov's business address is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277.

          Ben Dov Holdings is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277. Ben Dov Holdings is wholly-owned by Mr. Ben Dov.

          Harmony is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 14 Mishmar Hagvul Street, Tel Aviv, Israel 69697. Harmony is wholly-owned by Mr. Ben Dov.

          Suny is a public company incorporated under the law of the State of Israel. Suny's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company wholly-owned by him, owns 68.59% of the shares of Suny Electronics Ltd. Suny Telecom, (1994) Ltd., a wholly-owned subsidiary of Suny, owns 8.57% of Suny's shares and 22.84% of Suny's shares is owned by the public. Suny's principal business is the importation and distribution, through its subsidiaries, of cellular phones. The address of its principal office is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277.

          Tao is a public company incorporated under the law of the State of Israel. Tao's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov beneficially owns 83.27% of the shares of Tao Tsuot Ltd., of which 73.56% are held of record by Mr. Ben Dov and 9.71% are held of record by Harmony (Ben Dov) Ltd., a company wholly-owned by Mr. Ben Dov. Of the remaining outstanding shares of Tao, 16.47% are held by the public and 0.26% are held by Tao's chief executive officer. Tao is a holding company. The address of its principal office is 46 Ben Zion Galis Street, Petach Tikva, Israel 49277.

          During the last five years, none of Mr. Ben Dov, Ben Dov Holdings, Harmony, Suny or Tao has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         From the last report filed on December 27, 2007 through January 16, 2008, Tao purchased an aggregate of 548,191 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price for such 548,191 Ordinary Shares was approximately $5,574,336, all of which amount was paid by Tao from its working capital.

Item  4.  Purpose of Transaction.
          -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     (c) The 548,191 Ordinary Shares purchased by Tao during the period December 27, 2007 through January 16, 2008 were purchased for portfolio investment purposes. Mr. Ben Dov, Ben Dov Holdings, Harmony, Suny and Tao currently do not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

         However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov, and in his capacity as chairman of the board of directors of Ben Dov Holdings, Harmony and Tao and as chief executive officer and chairman of the board of directors of Suny.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) Mr. Ben Dov, Harmony and Tao are the beneficial owners of 8,837,610 Ordinary Shares, which constitute approximately 23.15% of the issued and outstanding Ordinary Shares, based on 38,178,363 issued and outstanding Ordinary Shares on June 19, 2007, as disclosed in the Issuer's most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2007.

         Mr. Ben Dov and Harmony are the beneficial owners of 117,062 Ordinary Shares, which constitute approximately 0.31% of the issued and outstanding Ordinary Shares, based on 38,178,363 issued and outstanding Ordinary Shares on June 19, 2007, as disclosed in the Issuer's most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2007.

         Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 4,725,935 Ordinary Shares, which constitute approximately 12.38% of the issued and outstanding Ordinary

Shares, based on 38,178,363 issued and outstanding Ordinary Shares on June 19, 2007, as disclosed in the Issuer's most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2007.

         (b) Mr. Ben Dov, Harmony and Tao have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 8,837,610 Ordinary Shares beneficially owned by them.

         Mr. Ben Dov and Harmony have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 117,062 Ordinary Shares beneficially owned by them.

         Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,725,935 Ordinary Shares beneficially owned by them.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Tao since October 30, 2007. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and on the NASDAQ National Market.

                                            Number of
            Date of Purchase by Tao         Ordinary Shares     Price Per Share*
            -----------------------         ---------------     ----------------
            December 27, 2007                      800              $10.19
            December 30, 2007                   27,958              $10.26
            December 31, 2007                  325,500              $ 9.97
            January 7, 2008                      4,500              $10.28
            January 8, 2008                     10,000              $10.47
            January 9, 2008                     19,950              $10.39
            January 10, 2008                    34,227              $10.41
            January 13, 2008                    44,630              $10.53
            January 14, 2008                    39,099              $10.53
            January 15, 2008                    33,093              $10.54
            January 16, 2008                     8,434              $10.49

            -------------------

               *    Does not include broker's commissions.

         Except for such transactions, Tao, Harmony, Suny, Ben Dov Holdings and Mr. Ben Dov have not effected any transactions in the Ordinary Shares since October 30, 2007.

         (d) No person other than Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

         There are no present contracts, arrangements, understandings or relationships (legal or otherwise) among any of Tao, Harmony, Suny, Ben Dov Holdings and Mr. Ben Dov and between such persons and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2008




                                             BEN DOV HOLDINGS LTD.
/s/ Ilan Ben Dov
----------------
Mr. Ilan Ben Dov
                                             By: /s/ Ilan Ben Dov
                                                 ----------------
                                             Mr. Ilan Ben Dov

                                             Chairman of the Board of Directors

SUNY ELECTRONICS LTD.                        HARMONY (BEN DOV) LTD.


By: /s/ Ilan Ben Dov                         By: /s/ Ilan Ben Dov
   ------------------                           -----------------
Mr. Ilan Ben Dov                             Mr. Ilan Ben Dov
Chief Executive Officer and                  Chairman of the Board of Directors
Chairman of the Board of Directors


TAO TSUOT LTD.

By: /s/ Ilan Ben Dov
    ----------------
Mr. Ilan Ben Dov
Chairman of the Board of Directors